Mail Stop 3561

April 28, 2008

Jonathan Ricker
Chairman, President, Treasurer and Clerk
Mass Megawatts Wind Power, Inc.
95 Prescott Street
Worcester, MA 01605

>   **Re: Mass Megawatts Wind Power, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed April 7, 2008**
>   **File No. 0-32465**

Dear Mr. Ricker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Directors, Management and Certain Beneficial Owners, page 2

1. Please advise us as to how you obtained stockholder approval, with a view towards explaining how you solicited the requisite consents and, considering it does not appear that you have filed a Schedule 14A with respect to your solicitation of these consents, why not. Specifically, tell us who these stockholders are and what their relationship is to the company.

Authorization of Additional Shares of Common Stock, page 3

2. You state that increasing the number of authorized shares of the company's common stock will enable you to have sufficient shares of stock available for "financing opportunities." Disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including financings and/or future acquisitions. If so, please disclose by including materially complete descriptions of the future financing transactions or acquisitions. If not, please state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock.

3. Please also augment your disclosure to disclose that increasing the number of shares of common stock could have the effect of delaying or preventing a change of control of you or management. Refer to SEC Release 34-15230.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director